KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended June 30,

	2008	2007

Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	256.7	235.0
Add: Incremental units under contracts to issue units depending on the market price of the units at a future date	—	—

Assuming dilution	256.7	235.0

Calculation of Limited Partners’ interest in Net Income:
Income from Continuing Operations	$361.4	$227.3
Less: General Partner’s interest in Income from Continuing Operations	(195.9)	(148.2)

Limited Partners’ interest in Income from Continuing Operations	165.5	79.1
Add: Limited Partners’ interest in Income from Discontinued Operations	0.8	5.4

Limited Partners’ interest in Net Income	$166.3	$84.5

Basic and Diluted Limited Partners’ Net Income per unit:
Income from Continuing Operations	$0.64	$0.34
Income from Discontinued Operations	$0.01	$0.02

Net Income	$0.65	$0.36

	Six Months Ended June 30,

	2008	2007

Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	253.9	233.0
Add: Incremental units under contracts to issue units depending on the market price of the units at a future date	—	0.1

Assuming dilution	253.9	233.1

Calculation of Limited Partners’ interest in Net Income (Loss):
Income from Continuing Operations	$707.6	$70.7
Less: General Partner’s interest in Income from Continuing Operations	(383.3)	(284.2)

Limited Partners’ interest in Income (Loss) from Continuing Operations	324.3	(213.5)
Add: Limited Partners’ interest in Income from Discontinued Operations	1.3	12.4

Limited Partners’ interest in Net Income (Loss)	$325.6	$(201.1)

Basic and Diluted Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$1.28	$(0.92)
Income from Discontinued Operations	$—	$0.06

Net Income (Loss)	$1.28	$(0.86)